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                                                                     EXHIBIT 3.2

                          GAYLORD ENTERTAINMENT COMPANY
               AMENDMENT TO RESTATED CERTIFICATE OF INCORPORATION

         Article VII of the Corporation's Restated Certificate of Incorporation is deleted and the following substituted in lieu thereof:

                                      VII.

         (A)      Management by Board of Directors

                  The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

         (B) Number; Election by Stockholders; Term; Vacancies; Removal; Rights of Holders of Preferred Stock.

                  (1) Number of Directors. The number of directors of the Corporation shall be not less than one nor more than fifteen, with the exact number of directors to be determined from time to time by resolution adopted by the affirmative vote of a majority of the entire Board of Directors.

                  (2) Election by Stockholders; Term. Each director elected at the 2001 annual meeting of stockholders or at a later date shall hold office until the next annual meeting of stockholders after such election and until his successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office. The term of each director elected prior to the 2001 annual meeting of stockholders for a term ending on the date of a subsequent annual meeting of stockholders shall not be affected hereby and shall continue for the full term for which such director was elected and until his successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

                  (3) Vacancies. Any vacancy on the Board of Directors, howsoever resulting, may be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. Any director elected to fill such a vacancy shall hold office until the next annual meeting of stockholders and until his successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

                  (4) Rights of Holders of Preferred Stock. Notwithstanding the foregoing, whenever the holders of any one or more classes or series of Preferred Stock issued by the Corporation shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Restated Certificate of Incorporation or the resolution or resolutions adopted by the Board of Directors pursuant to Article IV applicable thereto.

                  (5) Removal of Directors. Subject to the rights, if any, of the holders of shares of Preferred Stock then outstanding, any or all of the directors of the Corporation may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of a majority of votes represented by the outstanding shares of the Corporation then entitled to vote generally in the election of directors.